UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

MERCURITY FINTECH HOLDING INC.

(Full Name of Registrant)

JMU Limited

Former Name if Applicable

Floor 14, Block B No. 1004 Chuangye Avenue

Address of Principal Executive Office (Street and Number)

Bao’an District, Shenzhen 518000, People’s Republic of China

(City, State and Zip Code)

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mercurity Fintech Holding Inc. (the “Company”) is unable to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) without unreasonable efforts and expenses. The Company’s delay in filing the Form 20-F is due principally to the need for additional time by the Company’s auditor to complete its audit of the Company's annual financial statements for the year ended December 31, 2021 and the Company to finalize the Form 20-F with its legal counsel. Shanghai Perfect C.P.A Partnership (the “Auditor”) is headquartered in the City of Shanghai, China and is currently serving as the Company’s independent public accounting firm for the fiscal year ended December 31, 2021. The Auditor’s operations are restricted because Shanghai, where the Auditor is currently based, is in a lock-down situation due to the Chinese governmental restrictions in an effort to constrain COVID-19 in Shanghai and its surrounding regions. The Company intends to file the Form 20-F within the 15 calendar-day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hua Zhou	(86)	15810029666
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 o Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the las fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant decrease of its annual revenue during the fiscal year ended December 31, 2021 compared to the Company’s annual revenue in the fiscal year of 2020 primarily due to the changes of the Company’s business direction in 2021. In addition, the Company expects to incur a significantly higher amount of net loss in the year ended December 31, 2021 than that of 2020. The Company expects to have a net loss in the estimated amount of $18 million in the fiscal year of 2021 due to the issuances of certain restricted stock units and the impairment of goodwill in 2021. Therefore the Company needs additional time to finalize, and for its independent public accounting firm to complete its audit of, the Company’s annual financial statements of 2021.

Mercurity Fintech Holding Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2022	By:	/s/ Hua Zhou
	Name:	Hua Zhou
	Title:	Chief Executive Officer